Morgan, Lewis & Bockius llp
2020 K Street, NW
 Washington, District of Columbia  20006-1806
Tel.  202.373.6000
Fax: 202.373.6001
www.morganlewis.com

Magda El Guindi-Rosenbaum
+1.202.373.6091
mer@morganlewis.com

VIA EDGAR

November 12, 2015

Ms. Marianne Dobelbower U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Ms. Dobelbower:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to oral comments you provided on October 19, 2015 regarding post-effective amendment no. 10 to the Trust’s registration statement, which was filed on August 31, 2015 to register the Aspiriant Defensive Allocation Fund (the “Fund”), a new series of the Trust.  Your comments, as well as the Trust’s responses, are set forth below.

Prospectus

1.	Comment: Please delete footnote 2 to the fee table as it is not permitted by Form N-1A.

Response:  The footnote will be deleted.

2.	Comment: If portfolio turnover is expected to be over 100% , please include related risk disclosure.

Response:  The Fund is not expected to experience high portfolio turnover.

3.	Comment: The summary principal investment strategy section does not seem to explain how the Fund will achieve the low volatility component of its investment objective. Also, the exposures disclosed in the strategy do not seem to be connected to the investment objective. Please disclose how the strategy will achieve the investment objective.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silcon Valley   Tokyo   Washington   Wilmington

November 12, 2015

Response:  The disclosure will be revised as requested.

4.	Comment: Please define in the Item 9 principal investment strategy section the various strategy terms used in the strategy section (for example, alternative strategies, alternative asset classes, arbitrage).

Response:  The requested disclosure will be added.

5.	Comment: Please define “non-traditional strategies” and explain how these strategies fit with low volatility.

Response:  The requested disclosure will be added.

6.	Comment: Will derivatives be used for leverage as suggested by the risk disclosure? If so, please so disclose in the strategy and list each type of derivative in which the Fund will invest (see Barry Miller letter).

Response:  Leverage is not part of the Fund’s principal investment strategy.  In addition, the Fund will not invest directly in derivatives as part of its principal investment strategy; therefore, the derivatives disclosure will be revised.

7.	Comment: Please disclose the percentage of assets the Fund will invest directly in hedge funds.

Response:  The requested disclosure will be added.

8.	Comment: Please disclose if there is a policy to concentrate in an industry or group of industries.

Response:  As disclosed in the Fund’s Statement of Additional Information, the Fund does not have a policy to concentrate in an industry or group of industries.

9.	Comment: Please describe in plain English what are separately managed accounts.

Response:   The requested disclosure will be added.

10.	Comment: With respect to principal risks, please identify the principal risks of the underlying funds and confirm that they are all disclosed.

Response:  Please note that the principal risk disclosure is divided into two sections and the second section called “Principal Risks of Underlying Funds” discloses the principal risks of the underlying funds.

11.	Comment: Please plain English the first sentence of “Asset Class Variation Risk”.

Response:  Since the Fund will not have an allocation model, the risk disclosure will be deleted.

November 12, 2015

12.	Comment: Please identify each type of derivative risk in the risk disclosure.

Response:  The derivatives risk disclosure will be revised as requested.

13.	Comment: Please consider whether liquidity risk should be disclosed in the fund of funds risk.

Response:  Liquidity risk is already disclosed as a separate risk of investing in the underlying funds.

14.	Comment: With respect to floating rate loan risk, please disclose that bank loans (1) may take longer than seven days to settle and may have liquidity issues and (2) may not be considered securities and, therefore, may not be afforded the protections of the federal securities laws.

Response:  The requested disclosure will be added.

15.	Comment: As used in the purchase and sale of fund shares sections, please clarify what is meant by the master account.

Response:  The shareholder eligibility disclosure will be revised.

16.	Comment: In the Item 9 principal investment strategy section, please clarify the due diligence process and describe what is meant by “style drift” and “strategy capacity”.

Response:  The requested disclosure will be added.

Statement of Additional Information

17.	Comment: Please confirm that all strategies disclosed in the Statement of Additional Information may be used by the Fund (for example, special corporate situation investments) and confirm that all principal strategies are disclosed in the prospectus.

Response:  The Trust confirms that all strategies disclosed in the Statement of Additional Information may be used by the Fund or the underlying funds and that all principal strategies are disclosed in the prospectus.

18.	Comment: With respect to the securities lending disclosure, it states that loans will be secured by collateral maintained in an amount equal to at least 100% of the market value of the loaned securities. Typically, it is 102% of market value. Please confirm.

Response:  As disclosed, the loans must be secured by collateral equal to at least 100% of the value of the securities on loan.

***************

November 12, 2015

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its registration statement, (ii) staff comments or changes to disclosures in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum